EXHIBIT 99.1

                        Mogo Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

1

Mogo Inc.

Interim Condensed Consolidated Statement of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	September 30, 2020	December 31, 2019
Assets			(audited)
Cash and cash equivalent		9,855	10,417
Loans receivable	5	46,541	88,655
Prepaid expenses, deposits and other assets		4,099	3,248
Investment portfolio	14	16,895	20,790
Deferred costs		-	137
Property and equipment	7	980	1,773
Right-of-use assets		4,036	4,821
Intangible assets	8	19,053	21,257
Total assets		101,459	151,098

Liabilities
Accounts payable and accruals		6,419	11,254
Lease liabilities		4,425	5,208
Credit facilities	9	37,188	76,472
Debentures	10	42,231	44,039
Convertible debentures	11	11,015	12,373
Warrants issuable	10	3,500	-
Total liabilities		104,778	149,346

Shareholders’ Equity (Deficit)
Share capital	18(a)	98,223	94,500
Contributed surplus		10,663	8,861
Deficit		(112,205)	(101,609)
Total shareholders’ equity (deficit)		(3,319)	1,752
Total equity and liabilities		101,459	151,098

Approved on Behalf of the Board

 Signed by “Greg Feller”                                                , Director

 Signed by “Minhas Mohamed”                                    , Director

The accompanying notes are an integral part of these financial statements.

2

Mogo Inc.

Interim Condensed Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended		Nine months ended
	Note	September 30, 2020	September 30, 2019(1)	September 30, 2020	September 30, 2019(1)
Revenue
Subscription and services	4,12	4,206	6,063	14,553	19,206
Interest revenue		5,568	8,966	19,690	25,581
		9,774	15,029	34,243	44,787
Cost of revenue
Provision for loan losses, net of recoveries	5	582	4,830	6,893	13,211
Transaction costs		75	110	266	455
		657	4,940	7,159	13,666
Gross profit		9,117	10,089	27,084	31,121
Operating expenses
Technology and development	3	3,148	3,599	10,276	12,331
Marketing	3	783	2,379	2,642	6,428
Customer service and operations	3	966	2,238	4,329	6,355
General and administration	3	2,238	2,969	7,571	8,869
Total operating expenses		7,135	11,185	24,818	33,983
Income (loss) from operations		1,982	(1,096)	2,266	(2,862)
Other (income) expenses
Credit facility interest expense	9	1,039	2,849	5,185	8,295
Debenture interest and other financing expense	6,10,11	1,155	1,851	4,987	5,553
Accretion related to debentures	10,11	186	194	561	561
Gain on acquisition, net of transaction costs	13	-	-	-	(13,249)
Revaluation (gains) and losses	15	721	(188)	4,068	201
Other non-operating (income) expenses	16	(2,138)	231	(1,939)	414
		963	4,937	12,862	1,775
Net income (loss) and comprehensive income (loss)		1,019	(6,033)	(10,596)	(4,637)

Net income (loss) per share
Basic		0.035	(0.221)	(0.375)	(0.186)
Diluted		0.035	(0.221)	(0.375)	(0.186)

Weighted average number of basic shares		29,068	27,322	28,280	24,920
Weighted average number of diluted shares		29,520	27,322	28,280	24,920

__________________

(1)	The gain on acquisition, net of transactions costs was retrospectively adjusted from $(14,349) to $(13,249) for the nine months ended September 30, 2019, upon subsequent finalization of the purchase price allocation of consideration for the business combination described further in Note 13.

The accompanying notes are an integral part of these financial statements.

3

Mogo Inc.

Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2019	27,558	94,500	8,861	(101,609)	1,752
Loss and comprehensive loss	-	-	-	(10,596)	(10,596)
Stock based compensation	-	-	1,058	-	1,058
Options and restricted share units (“RSUs”) exercised	109	378	(298)	-	80
Shares issued – Partial settlement of credit facility prepayment	307	1,000	-	-	1,000
Equity portion – convertible debentures	-	-	617	-	617
Shares issued – convertible debentures (Note 11)	810	1,423	-	-	1,423
Shares issued to settle debt	610	922	-	-	922
Amortization of warrants (Note 18d)	-	-	425	-	425
Balance, September 30, 2020	29,394	98,223	10,663	(112,205)	(3,319)

Balance as at June 30, 2020	28,834	96,810	10,157	(113,224)	(6,257)
Income and comprehensive net income	-	-	-	1,019	1,019
Stock based compensation	-	-	384	-	384
Options and restricted share units (“RSUs”) exercised	66	234	(169)	-	65
Shares issued – convertible debentures (Note 11)	311	794	-	-	794
Shares issued to settle debt	183	385	-	-	385
Amortization of warrants (Note 18d)	-	-	291	-	291
Balance, September 30, 2020	29,394	98,223	10,663	(112,205)	(3,319)

4

Mogo Inc.

Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2018	23,227	75,045	7,045	(90,784)	(8,694)
Loss and comprehensive loss	-	-	-	(4,637)	(4,637)
Incremental share issuance – acquisition of Difference Capital Financial Inc. (“DCF”) (Note 13)	3,176	14,867	-	-	14,867
Issuance of replacement stock based awards – acquisition of DCF (Note 13)	-	-	682	-	682
Conversion of warrants (Note 18d)	337	1,534	-	-	1,534
Shares issued – convertible debentures (Note 11)	195	935	(19)	-	916
Stock based compensation	-	-	1,556	-	1,556
Options and Restricted share units (“RSUs”) exercised	402	1,163	(513)	-	650
Amortization of warrants	-	-	103	-	103
Balance, September 30, 2019	27,337	93,544	8,854	(95,421)	6,977

Balance as at June 30, 2019	27,289	93,483	8,657	(89,388)	12,752
Loss and comprehensive loss	-	-	-	(6,033)	(6,033)
Shares issued – convertible debentures (Note 11)	3	15	(1)	-	14
Stock based compensation	-	-	165	-	165
Options and Restricted share units (“RSUs”) exercised	45	46	(1)	-	45
Amortization of warrants	-	-	34	-	34
Balance, September 30, 2019	27,337	93,544	8,854	(95,421)	6,977

The accompanying notes are an integral part of these financial statements.

5

Mogo Inc.

Interim Condensed Consolidated Statement of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
Cash provided by (used in) the following activities:
Operating activities
Net income (loss) and comprehensive income (loss)		1,019	(6,033)	(10,596)	(4,637)
Items not affecting cash:
Depreciation and amortization		2,288	1,945	6,800	6,008
Non-cash warrant expense	18(d)	291	67	562	204
Gain on acquisition	5,16	-	-	-	(15,886)
Gain on sale of loan book		-	-	(1,676)	-
Credit facility prepayment expense	9	-	-	1,000	-
Other		(870)	-	(856)	183
Loss on disposition of property and equipment	7,15	9	-	272	102
Provision for loan losses	5	758	5,243	7,741	14,539
Credit facility and debenture and other financing expense		2,380	4,894	10,733	14,409
Stock based compensation expense		384	165	1,058	1,556
Unrealized loss on derivative liability		-	-	-	570
Unrealized foreign exchange (gain) loss	15	(7)	106	87	(177)
Unrealized loss on investment portfolio	15	719	-	3,709	1,100
		6,971	6,387	18,834	17,971
Changes in:
Net collection (issuance) of loans receivable		1,048	(5,730)	4,476	(20,037)
Proceeds from sale of loan book		-	-	31,572	-
Prepaid expenses, deposits and other assets		(185)	(494)	(560)	(1,298)
Accounts payable and accruals		(1,523)	(773)	(4,755)	1,020
Cash generated from (used in) operating activities		6,311	(610)	49,567	(2,344)
Interest paid		(1,105)	(4,535)	(6,944)	(12,879)
Net cash provided by (used in) operating activities		5,206	(5,145)	42,623	(15,223)

Investing activities
Purchases of property and equipment		-	(76)	(23)	(613)
Investment in intangible assets		(839)	(2,009)	(3,569)	(6,207)
Net cash used in investing activities		(839)	(2,085)	(3,592)	(6,820)

Financing activities
Cash acquired upon acquisition of DCF		-	-	-	10,246
Proceeds from sale of investment		-	14	-	2,114
Lease liabilities – principal payments		(82)	(215)	(355)	(685)
Net (repayments) advances on debentures		-	(35)	(5)	1,074
Net (repayments) advances on credit facilities		(1,981)	1,007	(39,314)	1,849
Cash payments on options exercised		66	46	81	651
Net cash (used in) provided by financing activities		(1,997)	817	(39,593)	15,249

Net increase (decrease) in cash		2,370	(6,413)	(562)	(6,794)
Cash and cash equivalent, beginning of period		7,485	20,058	10,417	20,439
Cash and cash equivalent, end of period		9,855	13,645	9,855	13,645

The accompanying notes are an integral part of these financial statements.

6

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

1.	Nature of operations

Mogo Inc. (formerly Difference Capital Financial Inc.) (“Mogo” or the “Company”) was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”) as further described in Note 13. The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, these financial statements reflect the continuing financial statements of Mogo Finance. The address of the Company’s registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. Users can sign up for Mogo and get instant access to an ecosystem of free financial products and content to help them live a more sustainable lifestyle. Mogo offers free credit score monitoring, identity fraud protection, bitcoin trading, loans and a digital spending account that comes with a prepaid Mogo Visa* Platinum Prepaid Card to help members control their spending and help fight climate change, by automatically offsetting CO2 as you spend. With a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians.

COVID-19 Pandemic

During 2020, the Canadian economy experienced significant disruption and market volatility related to the global COVID-19 pandemic. The overall impact of the pandemic continues to be uncertain and dependent on actions taken by the Canadian government, businesses, and individuals to limit spread of the COVID-19 virus, as well as governmental economic response and support efforts.

The rapid worldwide spread of COVID-19 has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, the Company’s priority has been to protect the health and safety of its employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to the business operations as a result of this pandemic.

The Company has implemented a COVID-19 response plan (the “COVID-19 Response Plan”) that includes a number of measures to safeguard against the spread of the virus at its offices and has maintained regular communications with suppliers, customers and business partners to monitor any potential risks to its ongoing operations. Operationally, the Company has shifted its employees to work remotely, which has been a relatively easy transition given the digital nature of our business. The Company is working closely with customers to support them through this changing environment and in certain circumstances, offering more flexible options including extended payment terms, payment deferrals and interest relief.

As described in Note 3(o) of the audited consolidated financial statements for the year ended December 31, 2019, we make estimates and assumptions in preparing the financial statements. These estimates and assumptions have been made taking into consideration the economic impact of the COVID-19 pandemic and the significant economic volatility and uncertainty it has created. Actual results could differ materially from these estimates, in which case the impact would be recognized in the consolidated financial statements in future periods.

2.	Basis of presentation

Statement of compliance

 These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2019.The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at September 30, 2020.

The Company presents its interim condensed consolidated statement of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors (the “Board”) on November 9, 2020.

7

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

2.	Basis of presentation (Continued from previous page)

These interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months from the balance sheet date. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to Notes 9, 10, 11 and 17 for details on amounts that may come due in the next 12 months. The cash flows are management’s best projections based on current and anticipated market conditions. Given the ongoing, changing, and uncertain situation regarding COVID-19 it is possible that underperformance to these projections could occur if business restrictions were to have a longer duration or a greater impact than currently anticipated. Management continues to monitor, evaluate and adapt projections as the situation evolves.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its direct and indirect wholly-owned subsidiaries, Mogo Finance, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Mogo Wealth Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its special purpose entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019.

3.	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019, except for the new policies discussed below and adoption of new standards effective as of January 1, 2020.

Government grants

Government grants are recognised if there is reasonable assurance that they will be received, and the Company will comply with any conditions associated with the grant. Grants that compensate the Company for expenses incurred are recognized in profit or loss on a gross basis in the period in which the expenses are recognized.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2020 or later, the Company has adopted following amendments on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Amendments to IFRS 16 - COVID-19 Related rent concessions – The Company has applied the practical expedient allowing it not to assess whether eligible rent concessions that are a direct consequence of the COVID-19 pandemic are lease modifications.

8

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)

Significant accounting estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2019.

Impact of COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. In March 2020, the Company announced and implemented a number of cost saving initiatives to reduce operating expenses in response to the pandemic as part of its COVID-19 Response Plan.

The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. This is an evolving situation and we will continue to evaluate and adapt on an ongoing basis. The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict. Accordingly, there is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. We will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

Rent concessions

The Company negotiated rent concessions with its landlords for some of its leased properties in relation to actions taken as part of its COVID-19 Response Plan during the current period. The Company has applied the IFRS 16 practical expedient for COVID-19 related to rent concessions to all eligible rent concessions. The Company recognized a gain of $107 for the three months ended September 30, 2020 (three months ended September 30, 2019 - $nil) which is included in other non-operating (income) expenses in the interim condensed consolidated statement of comprehensive income (loss) to reflect changes in lease payments arising from rent concessions.

4.	Recast of prior period amounts

During 2019, the Company changed its presentation of loan protection revenue and associated costs. Historically, the Company presented costs associated with loan protection as part of transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $1,556 and $4,527 for the three and nine months ended September 30, 2019 respectively. The changes to the presentation of loan protection revenue and associated costs did not have an impact on the Company’s gross profit and net loss and comprehensive loss. The consolidated statement of financial position, consolidated statement of changes in equity and the consolidated statement of cash flows remain unchanged as a result of this recast.

Three month period ended September 30, 2019	Previously reported	Loan protection recast	Revised

Total revenue	16,585	(1,556)	15,029
Cost of revenue	(6,496)	1,556	(4,940)
Gross profit	10,089	-	10,089

9

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

4.	Recast of prior period amounts (Continued from previous page)

Nine month period ended September 30, 2019	Previously reported	Loan protection recast	Revised

Total revenue	49,314	(4,527)	44,787
Cost of revenue	(18,193)	4,527	(13,666)
Gross profit	31,121	-	31,121

5.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020	December 31, 2019
Current (terms of one year or less)	54,413	69,949
Non-Current (terms exceeding one year)	1,433	34,726
	55,846	104,675

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 ECL measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

				As at September 30, 2020

Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	46,924	-	-	46,924
Satisfactory	1-30 days past due	1,725	-	-	1,725
Lower risk	31-60 days past due	-	582	-	582
Higher risk	61-90 days past due	-	384	-	384
Non-performing	91+ days past due or bankrupt	-	-	6,231	6,231
	Gross loans receivable	48,649	966	6,231	55,846
	Allowance for loan losses	(5,965)	(652)	(2,688)	(9,305)
	Loans receivable, net	42,684	314	3,543	46,541

				As at December 31, 2019

Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	87,910	-	-	87,910
Satisfactory	1-30 days past due	3,240	-	-	3,240
Lower risk	31-60 days past due	-	1,650	-	1,650
Higher risk	61-90 days past due	-	1,289	-	1,289
Non-performing	91+ days past due or bankrupt	-	-	10,586	10,586
	Gross loans receivable	91,150	2,939	10,586	104,675
	Allowance for loan losses	(7,477)	(1,784)	(6,759)	(16,020)
	Loans receivable, net	83,673	1,155	3,827	88,655

10

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

5.	Loans receivable (Continued from previous page)

The Company’s measurement of ECLs is impacted by forward looking indicators (FLIs) including the consideration of forward macroeconomic conditions. In light of the COVID-19 pandemic, management has applied a probability weighted approach to the measurement of ECL as at September 30, 2020, involving multiple stress scenarios and additional FLIs. Additional factors considered include the possibility of a prolonged economic recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty (including varying potential levels of defaults for customers who have been offered payment deferral plans), the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio. Management intends to continue using these inputs to measure ECL as conditions surrounding the pandemic evolve.

As at September 30, 2020, our allowance for loan losses includes $1,145 attributable to COVID-19 related allowance, which we believe provides adequate provision to absorb the impact on our loan book of any potential deterioration in future macroeconomic conditions that may result from the ongoing COVID-19 pandemic.

The overall changes in the allowance for loan losses are summarized below:

	Three months ended September 30,		Nine months ended September 30,
Allowance for loan losses	2020	2019	2020	2019
Balance, beginning of period	12,314	15,387	16,020	15,409
Derecognition of provision associated with loan sale	-	-	(2,131)	-
Provision for loan losses	758	5,243	7,741	14,539
Charge offs	(3,767)	(5,204)	(12,325)	(14,522)
Balance, end of period	9,305	15,426	9,305	15,426

The provision for loan losses in the interim condensed consolidated statement of comprehensive loss is recorded net of recoveries for the three and nine months ended September 30, 2020 of $176 and $848 respectively (three and nine months ended September 30, 2019 - $413 and $1,328 respectively).

On February 28, 2020, Mogo completed the sale of the majority of its non-current (“MogoLiquid”) loan portfolio (the “Liquid Sale”) for gross consideration of $31,572, de-recognized net loan receivables of $29,896 and recognized a corresponding gain on sale of loan book amounting to $1,676. This gain is presented within other non-operating expenses, in the interim condensed consolidated statement of operations and comprehensive loss.

Mogo is also eligible for an additional performance-based payment of up to $1,500 payable upon achieving certain agreed-upon annual origination amounts under the 3-year lending partnership with the purchaser of the Liquid Sale. These performance-based payments are not recognizable into revenue until the related performance milestones are fully achieved.

6.	Related party transactions

Related party transactions during the three and nine months ended September 30, 2020 include transactions with debenture holders that incur interest. The related party debentures balance as at September 30, 2020 totaled $367 (December 31, 2019 – $348). The debentures bear annual coupon interest of 8.0% (December 31, 2019 – 10.0% to 18.0%) with interest expense for three and nine months ended September 30, 2020 totalling $7 and $26, respectively (three and nine months ended September 30, 2019 - $23 and $47, respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, members of their families, or entities which are directly or indirectly controlled by members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. In relation to the amendment to the terms of debentures on September 30, 2020 (see Note 10), there were 35,831 warrants issuable to related parties as at September 30, 2020 with a fair value of $28.

11

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

7.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2018	5,046	1,502	2,509	9,057
Additions	186	3	-	189
Disposals	(719)	(325)	-	(1,044)
Balance at December 31, 2019	4,513	1,180	2,509	8,202
Additions	22	-	-	22
Disposals	(25)	-	(454)	(479)
Balance at September 30, 2020	4,510	1,180	2,055	7,745
Accumulated depreciation
Balance at December 31, 2018	3,672	899	1,470	6,041
Depreciation	749	116	465	1,330
Disposals	(660)	(282)	-	(942)
Balance at December 31, 2019	3,761	733	1,935	6,429
Depreciation	172	69	302	543
Disposals	(16)	-	(191)	(207)
Balance at September 30, 2020	3,917	802	2,046	6,765
Net book value
At December 31, 2019	752	447	574	1,773
At September 30, 2020	593	378	9	980

During Q2 2020 the Company vacated one of its leased properties and accordingly wrote off $263 of net book value related to leasehold improvements for the right of use asset. For the three and nine months ended September 30, 2019, the Company recognized $nil and a $102 loss respectively on the disposal of computer equipment and furniture and fixtures and recorded a non-cash expense in the interim condensed consolidated statement of operations and comprehensive loss.

Depreciation of $75 and $302 for the three and nine months ended September 30, 2020, respectively ($116 and $348 for the three and nine months ended September 30, 2019, respectively) are included in general and administration expenses. Depreciation expense of $78 and $241 for the three and nine months ended September 30, 2020, respectively ($101 and $753 for the three and nine months ended September 30, 2019) for all other property and equipment are included in technology and development costs.

12

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

8.	Intangible assets

	Internally generated – Completed	Internally generated – In Process	Acquired software licenses	Total
Cost
Balance at December 31, 2018	26,901	898	3,356	31,155
Additions	-	8,438	-	8,438
Transfers	7,948	(7,948)	-	-
Balance at December 31, 2019	34,849	1,388	3,356	39,593
Additions	-	3,569	-	3,569
Transfers	3,778	(3,778)		-
Balance at September 30, 2020	38,627	1,179	3,356	43,162
Accumulated depreciation
Balance at December 31, 2018	9,374	-	3,123	12,497
Amortization	5,764	-	75	5,839
Balance at December 31, 2019	15,138	-	3,198	18,336
Amortization	5,737	-	36	5,773
Balance at September 30, 2020	20,875	-	3,234	24,109
Net book value
At December 31, 2019	19,711	1,388	158	21,257
At September 30, 2020	17,752	1,179	122	19,053

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets of $1,978 and $5,773 for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - $1,416 and $2,706, respectively) is included in technology and development costs.

13

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

9.	Credit facilities

The Company’s credit facility, the “Credit Facility – Other” is used to finance the Company’s loan products. The facility matures on July 2, 2022. The credit facility is subject to variable interest rates that reference LIBOR, or under certain conditions, the Federal Funds Rate in effect.

On December 31, 2019, the Company amended its Credit Facility – Other. The amendments lowered the effective interest rate from a maximum of 12.5% plus LIBOR (with a LIBOR floor of 2%) to 9% plus LIBOR (with a LIBOR floor of 1.5%) effective July 2, 2020, payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. In addition, the amendment increased the available loan capital from $50 million to $60 million. There is a 0.33% fee on the available but undrawn portion of the facility.

On June 29, 2020, the Company further amended its Credit Facility – Other. The amendments decreased the available loan capital back from $60 million to $50 million and reduced the prescribed minimum balances applicable in the calculation of interest as described above.

On February 28, 2020, in conjunction with the Liquid Sale, Mogo repaid and extinguished its Credit Facility – Liquid, which held a principal outstanding balance of approximately $28,683 immediately prior to derecognition. As part of extinguishing the facility in advance of its maturity, Mogo recognized a prepayment penalty of $2,500 of which $1,500 was payable in cash and of which $1,000 was settled in shares on March 5, 2020, through the issuance of 306,842 common shares, priced at $3.259 per share.

	September 30, 2020	December 31, 2019
Credit Facility – Other
Funds drawn	37,188	47,248
Credit Facility – Liquid
Funds drawn	-	29,255
Interest payable	-	191
Unamortized deferred financing cost	-	(222)
	-	29,224

Credit Facilities – Total	37,188	76,472

The Credit Facility - Other is subject to certain covenants and events of default. As of September 30, 2020, the Company was in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the interim condensed consolidated statement of operations and comprehensive loss.

Management routinely reviews and renegotiates terms, including interest rates and maturity dates, and will continue to refinance these credit facilities as they become due and payable.

10.	Debentures

On September 30, 2020, the Company and its debenture holders approved certain amendments to the terms of the debentures, with an effective date of July 1, 2020. Among other things, the amendments include:

i)	a reduction in the weighted average coupon interest rate, from approximately 14% to approximately 7% and the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024;

ii)	replacement of the former monthly interest payable by a new quarterly payment (the “Quarterly Payment”), the amount of which is fixed at 12% per annum (3% per quarter) of the principal balance of the debentures as at September 29, 2020. Debenture holders received an election to either receive the Quarterly Payment as a) an interest payment of 8% per annum (2% per quarter) with the remainder of the payment going towards reducing the principal balance of the debenture, or b) a reduction of the principal balance of the debenture equal to the amount of the Quarterly Payment;

iii)	settlement of the new Quarterly Payment on the first business day following the end of a calendar quarter at the Company’s option either in cash or the Company’s shares; and

iv)	an option for all debenture holders to receive a lump-sum payout of their previously unpaid interest for the period of March 1, 2020 to June 30, 2020, at a reduced interest rate of 10%. Those who elected this option were paid in shares in October 2020 subsequent to the end of the quarter.

14

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

10.	Debentures (Continued from previous page)

On October 7, 2020, Mogo issued 4,479,392 warrants (the “Debenture Warrants”) to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. These warrants were owing but not yet issued as at September 30, 2020, and were thus recognized on this date as a financial liability at fair value using the Black Scholes valuation model at an amount of $3,500.

The amendments to the debentures were accounted for as a settlement of the previous debt and replacement by a new financial liability. On September 30, 2020, the carrying amount of the previous debt of $47,264 was replaced by a new financial liability with a fair value of $42,231, calculated using the present value of future cash flows discounted at the prevailing market interest rate. The difference between the face value of the new financial liability and its fair value is recorded against the principal balance and accreted using the effective interest rate method over the term of the debentures. Additionally, the Debenture Warrants issuable at September 30, 2020, were recognized as a separate liability with a fair value of $3,500. The $1,533 difference in carrying value of the previous debt and fair value of the new financial liabilities was recorded as a $767 reduction to debenture interest expense and other financing expense to revise interest owing for the three months ended September 30, 2020 using the amended interest rate, and a $766 gain on debenture amendment recorded to other non-operating (income) expenses in the interim condensed consolidated statement of operations and comprehensive income (loss).

Transaction costs of $169 related to amendments were recorded in other non-operating (income) expenses in the interim condensed consolidated statement of operations and comprehensive income (loss). Interest expense on the debentures related to the coupon payment is included in debenture interest and other financing expense, and the portion of expense related to accretion of the discount is recorded separately to accretion related to debentures, in the interim condensed consolidated statement of operations and comprehensive income (loss).

	September 30, 2020	December 31, 2019
Principal balance	45,317	43,496
Discount	(3,890)	-
	41,427	43,496
Interest payable	804	543
	42,231	44,039

Previously the debentures required monthly interest only payments and had annual interest rates ranging between 10.0% and 18.0% for the six months ended June 30, 2020 (year ended December 31, 2019 – 10.0% and 18.0%). For debenture interest owing from March to June 2020, the Company exercised its right to add the debenture interest to the principal balance of the debentures rather than paying it monthly in cash.

The debenture principal repayments will be made according to the following schedule and are payable in either cash or Mogo common shares at Mogo’s option:

	March - June 2020 interest added to principal	Principal component of Quarterly Payment	Principal due on maturity	Total
2020	1,082	522	-	1,604
2021	-	2,173	-	2,173
2022	-	2,313	-	2,313
2023	-	3,424	16,508	19,932
2024	-	974	18,321	19,295
	1,082	9,406	34,829	45,317

11.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15,000 aggregate principal amount at a price of one thousand dollars per debenture, with a maturity date of May 31, 2020. On May 27, 2020, the Company amended the remaining $12,621 principal value of convertible debentures (the “Amendments”) to include, among other things, an extension of the maturity date to May 31, 2022, and a reduction in the conversion price of the principal by 45% from $5.00 to $2.75 per common share (the “Conversion Price”).

15

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

11.	Convertible debentures (Continued from previous page)

Subsequent to the Amendments, the interest is payable on a quarterly basis in arrears in February, May, August and November of each year, at the Company’s option either i) in common shares of the Company, issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days ending on the fifth day prior to the interest payment date, or ii) in cash. Prior to the Amendments, interest was payable on a semi-annual basis in arrears in May and November of each year.

At any time that the 20-day VWAP of the common shares on the TSX exceeds $3.4375 per share, representing 125% of the Conversion Price, the Company may convert the convertible debentures in whole or in part, including any accrued interest, to common shares at $2.75 per common share. This trigger price was changed from 115% of the former conversion price to 125% of the new Conversion Price as a result of the Amendments. Additionally, the convertible debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at the Conversion Price of $2.75 per share.

Upon maturity the convertible debentures are payable, at the Company’s option, either i) in common shares of the Company issued at a price equal to the 20-day VWAP of the common shares on the TSX ending on the fifth day prior to the maturity date, or ii) in cash.

The amendments to the convertible debentures were accounted for as a settlement of the previous debt and replacement by a new compound financial instrument. On May 27, 2020, the principal balance of $12,621 was bifurcated and first allocated to the debt component of the convertible debenture by discounting the future principal and interest payments at the prevailing market interest rate at the date of issuance for a similar non-convertible debt instrument. The residual difference between the $12,621 and the fair value allocated to the debt component, was then allocated to contributed surplus within shareholders’ equity. Transaction costs of $796 related to amendments were netted against their respective debt and equity components.

The following table summarizes the carrying value of the convertible debentures as at September 30, 2020:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value, September 30, 2020	Net book value, December 31, 2019
Convertible debentures	11,963	658	12,621	12,621
Transaction costs	(755)	(41)	(796)	(1,318)
Net proceeds	11,208	617	11,825	11,303
Conversion of debentures to equity (net of $57 unamortized transaction costs)	(490)	-	(490)	-
Accretion in carrying value of debenture liability	201	-	201	1,786
Accrued interest	411	-	411	1,381
Interest converted in shares and paid	(315)	-	(315)	(1,276)
	11,015	617	11,632	13,194

Interest expense related to convertible debentures, in the amount of $307 and $927 for the three and nine months ended September 30, 2020 respectively (three and nine months ended September 30, 2019 – $314 and $957 respectively) is included in debenture interest and other financing expense in the interim consolidated statement of operations and comprehensive income (loss).

During the three and nine months ended September 30, 2020, $794 and $1,423 respectively (three and nine months ended September 30, 2019 - $15 and $935 respectively) of convertible debentures were converted into 310,631 and 810,056 common shares (three and nine months ended September 30, 2019 – 3,000 and 194,741 respectively) in lieu of interest payable and conversion of debentures.

16

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

12.	Revenue

Subscription and services

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue from contracts with customers	4,206	5,863	14,553	17,344
Other	-	200	-	1,862
Total	4,206	6,063	14,553	19,206

13.	Business combination

On June 21, 2019, Mogo Finance and the Company, formerly named Difference Capital Financial Inc. (“Difference”), completed a plan of arrangement (the “Business Combination”). Under the Business Combination, Mogo Finance amalgamated with a wholly-owned subsidiary of Difference. In connection with the Business Combination, Difference was continued into British Columbia and changed its name to Mogo Inc. and continues to execute on Mogo Finance’s vision of building the leading fintech platform in Canada. Details of this business combination were disclosed in Note 21 of the Company’s annual financial statements for the year ended December 31, 2019.

14.	Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a)	Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

(b)	Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. There has not been any transfer between fair value hierarchy levels during the three and nine months ended September 30, 2020. The fair value disclosure of lease liabilities is also not required.

17

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

14.	Fair value of financial instruments (Continued from previous page)

		Carrying amount				Fair value
September 30, 2020	Note	Mandatorily at FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio:
Equities		16,695	-	-	16,695	-	165	16,530	16,695
Partnership interest and other		200	-	-	200	-	-	200	200
		16,895	-	-	16,895
Financial assets not measured at fair value
Cash and cash equivalent		-	9,855	-	9,855	9,855	-	-	9,855
Loans receivable – current	5	-	54,413	-	54,413	-	54,413	-	54,413
Loans receivable – non-current	5	-	1,433	-	1,433	-	-	1,442	1,442
		-	65,701	-	65,701
Financial liabilities measured at fair value
Warrants issuable	10	3,500	-	-	3,500	-	3,500	-	3,500
		3,500	-	-	3,500
Financial liabilities not measured at fair value
Accounts payable and accruals		-	-	6,419	6,419	-	6,419	-	6,419
Credit facilities	9	-	-	37,188	37,188	-	37,188	-	37,188
Debentures	10	-	-	42,231	42,231	-	42,231	-	42,231
Convertible debentures	11	-	-	11,015	11,015	-	11,015	-	11,015
		-	-	96,853	96,853

		Carrying amount				Fair value
December 31, 2019	Note	Mandatorily at FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio:
Equities		20,590	-	-	20,590	-	99	20,491	20,590
Partnership interest and other		200	-	-	200	-	-	200	200
		20,790	-	-	20,790
Financial assets not measured at fair value
Cash and cash equivalent		-	10,417	-	10,417	10,417	-	-	10,417
Loans receivable – current	5	-	69,949	-	69,949	-	69,647	-	69,647
Loans receivable – non-current	5	-	34,726	-	34,726	-	-	34,396	34,396
		-	115,092	-	115,092
Financial liabilities not measured at fair value
Accounts payable and accruals		-	-	11,254	11,254	-	11,254	-	11,254
Credit facilities	9	-	-	76,472	76,472	-	76,472	-	76,472
Debentures	10	-	-	44,039	44,039	-	44,867	-	44,867
Convertible debentures	11	-	-	12,373	12,373	-	12,373	-	12,373
		-	-	144,138	144,138

18

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

14.	Fair value of financial instruments (Continued from previous page)

(c)	Measurement of fair values:

(i)	Valuation techniques and significant unobservable inputs

The Company has been closely monitoring developments related to COVID-19, including the existing and potential impact on its investment portfolio. As a result of the ongoing and developing COVID-19 pandemic and its resulting impact on the global economy, we believe that there is increased uncertainty to input factors on fair value of our Level 3 investments, including revenue multiples, time to exit events and increased equity volatility. See Note 15 for gain (loss) on investments related to the impact of COVID-19.

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Financial instrument measured at FV

Type	Valuation technique		Significant unobservable inputs		Inter-relationship between significant unobservable inputs and FV
Investment portfolio:
Equities
Unlisted	•	Price of recent investments in the investee company	•	Third-party transactions	•	Increases in revenue multiples increases fair value
	•	Implied multiples from recent transactions of the underlying investee companies	•	Revenue multiples	•	Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company
	•	Offers received by investee companies	•	Balance sheets and last twelve-month revenues for certain of the investee companies	•	Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company
	•	Revenue multiples derived from comparable public companies and transactions	•	Equity volatility
	•	Option pricing model	•	Time to exit events

Partnership interest and others	•	Adjusted net book value	•	Net asset value per unit
			•	Change in market pricing of comparable companies of the underlying investments made by the partnership

Loan receivable – non-current	•	Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	•	Expected timing of cash flows	•	Changes to the expected timing of cash flow changes fair value
			•	Discount rate 11%	•	Increases to the discount rate can decrease fair value

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value and classified as Level 3:

	September 30, 2020	December 31, 2019
Opening balance of Level 3 investments	20,691	-
Acquired in business combination with Difference	-	22,648
Disposal	-	(2,100)
Repayment of debenture	-	(14)
Unrealized exchange gain (loss)	104	(118)
Unrealized gain (loss) on investment portfolio	(4,065)	275
Balance of Level 3 investments, end of period	16,730	20,691

19

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

14.	Fair value of financial instruments (Continued from previous page)

(ii)	Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
September 30, 2020	Adjusted market multiple (5% movement)	887	(887)
December 31, 2019	Adjusted market multiple (5% movement)	1,000	(1,000)

15.	Revaluation (gains) and losses

	Three months ended September 30		Nine months ended September 30,
	2020	2019	2020	2019
Unrealized exchange (gain) loss	(7)	106	87	(177)
Change in fair value due to revaluation of derivative liability	-	-	-	570
Unrealized loss (gain) on investment portfolio, net	719	(294)	3,998	(294)
Unrealized (gain) on other receivable	-	-	(289)	-
Loss on disposition of property and equipment	9	-	272	102
	721	(188)	4,068	201

16.	Other non-operating (income) expenses

	Three months ended September 30		Nine months ended September 30,
	2020	2019	2020	2019
Gain on sale of loan book	-	-	(1,676)	-
Credit facility prepayment and related expenses	(9)	-	2,609	-
Government grant	(1,336)	-	(2,668)	-
Gain on amendment of debentures	(766)	-	(766)	-
Restructuring and other	(27)	231	562	414
	(2,138)	231	(1,939)	414

On February 28, 2020, Mogo completed the Liquid Sale and recognized a gain on sale of loan book amounting to $1,676 (refer to Note 5). On the same date, Mogo repaid and extinguished its Credit Facility – Liquid and recognized an early prepayment expense of $2,500 as a result of paying down the facility in advance of the maturity date (refer to Note 9). Mogo also recognized $109 of other related legal and termination expenses in connection with the transactions.

Due to the outbreak of COVID-19, the Government of Canada announced the Canadian Emergency Wage Subsidy (“CEWS”) to support companies that have experienced a certain level of revenue decline in their operations. Mogo has determined that it qualifies for the CEWS and has made an accounting policy election to record the grant on a gross basis. As a result, Mogo has recorded other non-operating income of $1,336 and $2,668 for the three and nine months ended September 30, 2020 respectively in respect of the CEWS.

20

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

17.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

21

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

17.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third-party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facilities and debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 9 for further details.

($000s)
	2020	2021	2022	2023	2024	Thereafter
Commitments - operational
Lease payments	317	1,395	1,307	1,296	1,206	3,967
Trade payables	3,384	-	-	-	-	-
Accrued wages and other expenses	3,037	-	-	-	-	-
Interest – Credit Facility - Other (Note 9)	976	3,905	1,952	-	-	-
Interest – Debentures (Note 10)	804	3,135	2,996	1,884	353	-
Interest – Convertible debentures (Note 11)	300	1,200	500	-	-	-
Purchase obligations	263	1,052	1,052	-	-	-
	9,081	10,687	7,807	3,180	1,559	3,967
Commitments – principal repayments
Credit Facility – Other (Note 9)	-	-	37,188	-	-	-
Debenture (Note 10)	1,604	2,173	2,313	19,932	19,295	-
Convertible debentures (Note 11)	-	-	12,074	-	-	-
	1,604	2,173	51,575	19,932	19,295	-

Total contractual obligations	10,685	12,860	59,382	23,112	20,854	3,967

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include cash, investment portfolio, debentures, credit facilities and derivative financial liability.

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Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

17.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bears interest fluctuating with LIBOR. The Credit Facility - Other had a LIBOR floor of 2.00% until July 2, 2020, on which date the LIBOR floor was reduced to 1.50%. As at September 30, 2020, LIBOR is 0.15% (December 31, 2019 – 1.74%). A 50-basis point change in LIBOR would not increase or decrease credit facility interest expense.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $14.

(Thousands of $USD)	September 30, 2020	December 31, 2019
Cash	263	322
Investment portfolio	5,211	7,060
Debentures	5,265	5,020

Other price risk

Other market price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risks or currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market. Our investment portfolio comprises of non-listed closely held equity instruments which are not exposed to market prices. Fair valuation of our investment portfolio is conducted on a quarterly basis.

18.	Equity

(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at September 30, 2020, there are 29,393,979 common shares and no preferred shares issued and outstanding.

(b)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of common shares reserved for issuance under the Plan is the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. As a result of the Business Combination described in Note 13, there are an additional 536,000 options issued and outstanding as at December 31, 2019, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). These 536,000 options outstanding do not contribute towards the maximum number of common shares reserved for issuance under the Plan as described above.

Each option converts into one common share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years, and options issued under the Prior Plan have a maximum contractual term of ten years.

23

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

18.	Equity (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2018	3,108		3.88	1,965	3.80
Options granted	817	1.86	4.06
Replacement awards	536	1.69	2.64
Exercised	(356)	-	2.16
Forfeited	(408)	-	5.11
As at December 31, 2019	3,697		4.05	2,833	4.12
Options granted	1,366	0.87	1.54
Exercised	(52)	-	1.71
Forfeited	(425)	-	2.89
As at September 30, 2020	4,586		2.87	2,985	3.45

The above noted options have expiry dates ranging from November 2021 to December 2029.

On June 10, 2020, Mogo modified the exercise price of 1,394,425 outstanding options previously granted to non-executive employees to $1.56. The incremental modification expense arising from the repricing of these options was $397, of which $299 was amortized into stock based compensation expense for nine months ended September 30, 2020. During the three months ended September 30, 2020, Mogo modified a further 141,914 options previously granted to non-executive and executive employees resulting in an incremental modification expense of $88.

Options granted during the nine months ended September 30, 2020 include 150,000 options granted to non-employees and measured at the fair value of corresponding services received, rather than using the Black-Scholes option pricing model.

The estimated fair value of options granted using the Black-Scholes option pricing model had the following assumptions:

	For the nine months ended September 30,2020	For the year ended December 31, 2019
Risk-free interest rate	0.33% - 0.35%	1.17% - 1.83%
Expected life	5 years	5 years
Volatility in market price of shares	72% - 75%	50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. For the nine months ended September 20, 2020, expected volatility is calculated based on Mogo’s historical stock price as quoted on the Toronto Stock Exchange (the “TSX”).

Total share-based compensation costs related to options and RSUs for the three and nine months ended September 30, 2020 were $384 and $1,058 respectively (three and nine months ended September 30, 2019 - $165 and $1,556, respectively).

24

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

18.	Equity (Continued from previous page)

(c)	Restricted share units

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

Details of outstanding RSUs as at September 30, 2020 are as follows:

Number of RSUs (000s)
Outstanding, December 31, 2018	246
Converted	(94)
Expired	(11)
Outstanding, December 31, 2019	141
Converted	(57)
Expired	(5)
Outstanding, September 30, 2020	79

(d)	Warrants

	Warrants Outstanding (000s)	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price (Warrants Exercisable) $
As at December 31, 2018	1,779	2.66	982	2.42
Warrants exercised	(583)	2.05	-
As at December 31, 2019	1,196	2.96	598	2.96
Warrants issued	350	1.29	-
As at September 30, 2020	1,546	1.29	897	1.29

The 1,546,120 warrants outstanding noted above have expiry dates ranging from January 2021 to August 2023.

On October 7, 2020, Mogo issued 4,479,392 Debenture Warrants to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. Refer to Note 10 for additional details.

Effective January 1, 2020, Mogo amended and extended the Postmedia Agreement for an additional two years expiring on December 31, 2022. Under the amended and extended Postmedia Agreement, Postmedia receives a quarterly revenue share payment of $263, reduced from $527 in Q4 2019. Further, the contractual life of 50% of the warrants previously issued to Postmedia was extended to seven years such that the new expiry date is January 25, 2023. Mogo also granted Postmedia additional 3.5-year warrants (the “New Warrants”) to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years.

On June 3, 2020, we entered into a further amendment with Postmedia pursuant to which Postmedia agreed to waive certain amounts payable by Mogo through December 31, 2020 in exchange for Mogo reducing the exercise price of the 1,546,120 common share purchase warrants previously issued to Postmedia, to $1.292.

25

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2020 and 2019

18.	Equity (Continued from previous page)

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the nine months ended September 30, 2020	For the year ended December 31, 2019
Risk-free interest rate	0.31- 1.66%	0.64 - 2.05%
Expected life	3.5-7 years	5-7 years
Volatility in market price of shares	50-72%	50-55%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

(e)	Income (loss) per share

Income (loss) per share is based on consolidated comprehensive income (loss) for the three and nine months ended September 30, 2020 divided by the weighted average number of shares outstanding during that period. Diluted income (loss) per share is based on the weighted average number of shares plus the effect of dilutive potential shares computed using the treasury stock method.

26